EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

February 1, 2013	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD PROVIDES PROPERTIES UPDATE

AND CLOSES CDN $285,000 PRIVATE PLACEMENT

Emgold Mining Corporation (the “Company” or “Emgold”) provides the following update on its exploration and development properties and its recently announced private placement:

Idaho-Maryland Project, CA

Further to the Company’s October 26, 2011 and September 7, 2012 press releases, permitting activities associated with the Idaho-Maryland Project (the “Project”) remain on hold pending the resurgence of the junior mining equity markets. Emgold reiterates what it stated in its past press releases that, despite the current price of gold, financing for projects in the junior mining sector is extremely difficult. In the event that insufficient funds can be raised to move the Project forward, Emgold will continue to delay the Project until market conditions improve or, as a worst case, drop it to focus on the other assets the Company currently has in its portfolio.

The current extension of the Lease and Option to Purchase Agreement (the “BET Agreement”) expires today. The BET Agreement, signed in 2002, originally had a five year term. It has been extended three times to date, in two year increments, with the last extension taking effect on February 1, 2011. Emgold is currently in negotiations with the BET Trust to extend the agreement, which covers the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project. If negotiations to extend the BET Agreement are unsuccessful, Emgold will terminate the Project and focus on the other assets the Company currently has in its portfolio.

Stewart and Rozan Properties, BC

Emgold completed a diamond drilling program on the Stewart Property in late 2012. The drill program totaled 1,447 metres of drilling in 11 drill holes spread over the Free Silver, Stewart Creek and Stewart Moly target areas. Core samples taken from that program are currently being processed at Acme Labs in Vancouver, with all results expected in the next few weeks.

As announced in its January 28, 2012 press release, Emgold successfully completed its 2012 exploration program at its Rozan Property in 2012, totaling 1,495 metres of drilling in 15 drill holes focusing on the Main, Sheeted Vein, and West Vein Zones.

The two exploration programs on the Stewart and Rozan Properties completed Emgold’s flow-through expenditure requirements for 2012. Assessment reports and assessment work filings will be made with the B.C. Ministry of Energy and Mines in the first quarter of 2013, keeping these properties in good standing.

Buckskin Rawhide East and West Properties, NV

Emgold is in the process of acquiring the Buckskin Rawhide East Property from two underlying owners, as announced in recent press releases (November 14, 19, and 26, 2012; December 28, 2012; and January 30, 2013). This acquisition is being funded by a series of three private placements by Rawhide Mining LLC (“RMC”), which operates the adjacent Denton Rawhide Mine.

Emgold understands that RMC is also in the process of acquiring the Regent Property from Pilot Gold Corporation. The Buckskin Rawhide East Property is surrounded by the Denton Rawhide Mine on the east and south and by the Regent Property on the west and north.

Emgold announces it has made its 2013 advance royalty payment to the underlying claimholder of the Buckskin Rawhide West Property, as per a Lease and Option to Purchase Agreement dated January 24, 2012, by issuing 125,000 shares at CDN $0.08 per share, representing the US$10,000 payment. This property is adjacent to and west of the Regent Property.

Koegel Rawhide Property, NV

Emgold announces it has made its 2013 advance royalty payment to the underlying claimholder, as per a Lease and Option to Purchase Agreement dated January 24, 2012, by issuing 111,000 shares at CDN $0.09 per share, representing a US$10,000 payment. This property is approximately three miles south of the Denton Rawhide Mine.

Closing of Private Placement

Emgold is pleased to announce it has closed a previously announced private placement (see January 30, 2013 press release) for gross proceeds of CDN $285,000. The private placement involved the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day, expiring June 2, 2013. No finder’s fees were paid as part of this private placement.

The proceeds of the private placement will be used for fees associated with the Buckskin Rawhide East Property transactions, exploration of Emgold’s Nevada and B.C. properties, and for general working capital.

The securities issued pursuant to the private placement have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Qualified Person

Technical information in this press release related to Canadian properties has been reviewed and approved by Mr. Perry Grunenberg, P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Grunenberg supervises technical work related to Emgold’s Canadian properties. Similarly, technical information in this press release related to U.S. properties has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Pease is responsible for supervising the technical work related to Emgold’s U.S. Properties.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding use of proceeds of the financing and the statement of Emgold’s understanding as to the possible acquisition of the Regent Property by RMC (see Pilot Gold Corporations news release dated Janurary 10, 2013).  They assume that no other matters arise that require a diversion of funds from the anticipated use.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include legal impediments to the transfer of title to the Buckskin Rawhide East property to the Company, which could prevent the property transfer from proceeding in the time period anticipated or at all, and the failure of RMC to acquire the Regent property, which is outside the control of Emgold and as to which it has very limited knowledge. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.  Whether RMC acquires the Regent property is out of Emgold's control, and Emgold disclaims any responsibility with respect thereto.